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7/2

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6/20/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 18 2013
DIVISION OF TRADING & MARKETS

[redacted]

SECI 13025622 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7105 East Admiral Place, Suite 220
(No. and Street)

Tulsa (City) Oklahoma (State) 74115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Brocks 918-585-8150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson and Company, P.C.
(Name – *if individual, state last, first, middle name*)

3608 NW 58th Street (Address), Oklahoma City (City), Oklahoma (State) 73112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
7/2/13

OATH OR AFFIRMATION

I, Beverly Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities, Corporation, as of December 31st, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. GRUBB
Notary Public, State of Oklahoma
Commission # 13000375
My Commission Expires January 11, 2017

#13000375

Beverly Young
Signature

President
Title

M. Grubb
Notary Public
Ex: January 11, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

INDEPENDENT AUDITORS' REPORT

Board of Directors
Baytide Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Baytide Securities Corporation (a wholly owned Subsidiary) as of December 31, 2012 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

James D. Johnson & Company

Oklahoma City, Oklahoma
February 21, 2013

Baytide Securities Corporation
Statement of Financial Condition
December 31, 2012

Assets

Current Assets		
Cash and cash equivalents	$	46,785
Marketable securities, at fair value		7,497
Total current assets		**54,282**
Other Assets		
Prepaid Insurance	$	951
Total Other Assets	$	**55,233**
Liabilities & Stockholders' Equity		
Current liabilities	$	
Accounts payable		
Total current liabilities		0
Long-Term Liabilities		
Total Liabilities	$	0
Stockholders' Equity		
Common Stock, $1 par value, 21,000 shares authorized, 11,000 shares issued and outstanding	$	11,000
Additional paid in capital		257,077
Deficit in Retained Earnings		(150,114)
Net Income		(62,730)
Total Equity		**55,233**

The accompanying notes are an integral part of this financials statement.

Baytide Securities Corporation
Statement of Operations
For the year December 31, 2012

Revenues		
Operating Expenses		
General and administrative expenses	$	41,820
Filing and other fees		
Professional Services		21,176
Total Operating Expenses		**62,996**
Operating Income (Loss)		**(62,996)**
Other Income (Expense)		
Interest Income		122
Income - Dividends		0
Unrealized Gain on Stock Valuation		144
Total Other Income (Expense)		**266**
Net Income (Loss) Before Taxes		**(62,730)**
Income Taxes		0
Net Income (Loss)		**(62,730)**

The accompanying notes are an integral part of this financials statement.

Baytide Securities Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Shares	Amount	Additional Paid-in Capital Amount	Retained Earnings Amount	Total
Beginning Balances	11,000	11,000	184,160	(150,114)	45,046
Net Income (Loss)				(62,730)	(62,730)
Capital Contributions			72,916		72,916
Ending Balances	11,000	11,000	257,076	(212,844)	**55,232**

The accompanying notes are an intergal part of this financials statement.

Baytide Securities Corporation
Statement of changes in liabilities subordinated to the claims of General Creditors
For the year ending December 31, 2012

Balance at the beginning of the year	$	0
Additions		0
Retirements		0
Balance at end of year		**0**

The accompanying notes are an integral part of this finacials statement.

Baytide Securities Corporation
Statement of Cashflows
For the year ending December 31, 2012

	$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	(62,730)
Adjustments to reconcile Net Income	
(Loss) of net Cash provided by	
Unrealized (Gain) Loss on marketable securities	(144)
Decrease (Increase) in	
Operating Assets:	
Prepaid insurance	(535)
Accounts receivable	
Increase (Decrease) in	
Operating Liabilities	
Accrued Liabilities	(14,645)
Total Adjustments	**(15,324)**
Net Cash Provided By (Used in)	
Operating Activities	(78,054)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided By (Used In)	
Investing Activities	
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Capital Contributions	72,916
Net Cash Provided By (Used In)	
Financing Activities	72,916
NET INCREASE (DECREASE) IN CASH	
AND CASH EQUIVALENTS	(5,138)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	51,923
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**46,785**

The accompanying notes are an integral part of this financials statement.

Baytide Securities Corporation
Notes to Financial Statements
December 31, 2012

1. Organization and Nature of Business

The Company is an Oklahoma Corporation that is a wholly-owned subsidiary of Baytide Petroleum, Inc. (Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in the sale of limited partnership interest, principally in partnerships in which its Parent Company acts as a general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. The Company did enter into a selling agreement with the Parent Company this year, but failed to raise any funds.

2. Significant Accounting Policies

Basis of Presentation

The financial statements included the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer dealing in limited partnership interests, private placements and selling of oil and gas interest. The Company recognizes revenue of sales commissions on placement of these various interests and the closing of the programs or branches.

Marketable Securities

Marketable securities (Level 1 assets- assets trading on active markets) are valued at market value, and securities not readily marketable (Level 2 assets) are valued at fair value as determined by management applying FASAB ASC 820. Currently the company owns no level 2 assets.

Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts the approximate fair values because of the short maturity of the instruments.

Income Taxes

The Company files its tax return separately from its Parent. The Company recognizes its gains and losses on investments for tax purposes under the mark to market rule for Broker and Dealers in Securities. Deferred tax assets for NOLs are recorded bases upon the likely hood of the assets being realized.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The presentation of financial statements with conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Postretirement Benefit Plans

The Company does not provide health and life insurance benefits to retired employees.

4. Related Party Transaction

The Company shares office facilities and personnel with its Parent. The Company has recorded Rent of $3,600, Utilities of $1,200 and administrative overhead of $17,900.

The Company receives a capital contribution from the Parent at the end of each quarter equal to its expenses for the quarter. This was new for this year.

The Parent has a direct expense for employee cost and health benefits totaling $27,600.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As December 31, 2012, the Company had a net capital of $52,250, which was $47,250 in excess of its required net capital of $5,000. The company ratio of aggregate indebtedness to net capital ratio was 0 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(i) of the rule.

7. Income Taxes

The Company has net operating loss carryforwards of approximately $188,000 which may be used to offset future taxable income. These loss carryforwards will begin to expire in 2014.

No deferred tax asset has been recorded for the NOL due to the uncertainty of realizing the future benefit. The company uses an effective tax rate of 20% in calculating its deferred tax assets and liabilities.

8. Lease Obligations

As of April 1, 2012, the Company entered into an Auto Lease Agreement with the Parent. The Lease Term is 60 months and ends March 31, 2017. The lease has a remaining period of 52 months totaling $7,800 in payments.

9. Subsequent Events

In accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events, the company evaluated subsequent events through February 21, 2013, which is the date these financial statements, all subsequent events requiring recognition as of December 31, 2012, have been incorporated into these financial statements herein.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2012

Baytide Securities Corporation

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December, 2012

Computation of Net Capital

Total ownership equity qualified for Net Capital			$	54,281
Add				
Liabilities subordinated to claims of general creditors allowable in computation of net capital				-
Total capital and allowable subordinated liabilities				54,281
Deductions and/or charges				-
Net capital before haircuts on securities positions				54,281
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f)):				
Exempt securities	$	2,031		
				2,031
Net Capital			$	**52,250**
Aggregate Indebtedness				
Items included in statement of condition				-
Total Aggregate Indebtedness			$	0
Computation of Basic Net Capital Requirement				
Minimum net capital required (6 2/3% of total aggregate indebtness)			$	0
Minimum Dollar Net capital requirement of reporting broker or dealer			$	5,000
Minimum net capital requirement (greater of two minimum requirement amounts)			$	**5,000**
Net capital in excess of minimum requried			$	**47,250**
Excess net capital at 1,000%			$	52,250
Ratio				**0%**
Reconcilation with Company's Computation				
Net Capital per Company Focus				52,250
No adjustments				0
Net Capital per Audit Report				**52,250**

The accompanying notes are an integral part of this financials statement.

Baytide Securities Coporation
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), under which the company carries no customer margin accounts and who promptly transmits all customer funds and all securities received in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all transactions between the broker and their customers through one or bank accounts, designated as "Special Account for the Exclusive Benefit of the Customer".

The accompanying notes are an integral part of this financials statement.

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2011

James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Baytide Securities Corporation

In planning and performing our audit of the financial statements of Baytide Securities Corporation (the Company), for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James D. Johnson & Company

Oklahoma City, Oklahoma
February 21, 2013